02047038

PE
8/31/02

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
SEP 04 2002
154
SECTION

**Report of Foreign Private Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

**Alfa Laval Special Finance AB**
(Commission File No. 333-13690)

(Translation of Registrants' Names Into English)

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

**Rudeboksvägen 3,**
**Lund,**
**Sweden**

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

# NEWS RELEASE

29th January 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

## Alfa Laval reinforces its focus on profitable growth

**Swedish multi-national engineering company Alfa Laval – a world leader in separation, heat transfer and fluid handling – appointed today Mr. Nils Olof Björk to become Senior Vice President and a member of the Alfa Laval Group Management. Mr. Björk will be responsible for Corporate Development.**

Alfa Laval reported a substantial increase of profits for the first nine month 2001, as a highly positive effect of re-engineering programme and the introduction of a new sales organisation. Accumulated profit (EBITA) for the first nine months of 2001 amounted to MSEK 1,242, up 82% compared to the same period year 2000. The company takes now a new initiative to further strengthen its performance.

Commenting on the appointment of Mr. Nils Olof Björk, Mr. Sigge Haraldsson, President and CEO of the Alfa Laval Group, said:
"Ensuring strong sales growth is a critical goal for Alfa Laval. We will focus on two main routes: Firstly, through organic growth of our range of equipment, systems and services; secondly both by the acquisition of companies that will extend our offering to our chosen customer segments and by identifying new growth initiative. To ensure that we have the necessary resources focused on profitable growth, we have created a new position in our Group Management, responsible for Corporate Development."

Mr. Nils Olof Björk is presently Managing Director of Alfa Laval's sales company in Japan and have been in this position close to six years. He previously headed up the Heat Exchanger growth initiatives in the Asian Pacific Rim area. Mr Björk will take up his new position by April 1st 2002.

**Subject:** Alfa Laval reinforces its focus on profitable growth

**Editor's notes:**

Alfa Laval is a leading global provider of specialised products and engineering solutions.

Our equipment, systems and services are dedicated to assisting customers in optimising the performance of their processes. Time and time again.

We help our customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.

Our worldwide organisation works closely with customers in almost 100 countries to help them stay ahead.

Further information can be found at www.alfalaval.com including Mr. Björk's CV, which you can find under the "Press" ticker.

**For further information please contact:**

Peter Torstensson
Vice President, Corporate Communications
Tel: +46 46 36 72 31
Mobil: +46 709 33 72 31
peter.torstensson@alfalaval.com

# NEWS RELEASE

25th February, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

**- Alfa Laval Group becomes exclusive distributor of Vandenbroek sludge driers -**

# Engineering company strengthens its position in the growing international sludge disposal market

**Swedish multi-national engineering company Alfa Laval – a world leader in separation, heat transfer and fluid handling – announced today the formal signing of a strategic alliance with the Dutch company Vandenbroek – a leading supplier of drying equipment for the sludge disposal market. Under the agreement, Alfa Laval will be the exclusive distributor of Vandenbroek sludge driers worldwide.**

Commenting on the agreement, Yannick Richomme, Executive Vice President, Alfa Laval Group said, "Alfa Laval's business mission is to optimize the performance of our customers processes. In order to meet the increasing demand for a complete sludge treatment package, we're very pleased to be joining forces with Vandenbroek who bring their worldwide expertise and reputation for drying technology. This will give us the capability to sustain our leadership position in sludge treatment applications."

Drying technology is a growing market and thermal drying is fast becoming the preferred method for waste sludge management in both Europe and the US. This technology is being driven by local EU government taxes and governed by the EU legislation that is aiming to prevent the landfill of any organic matter by 2005.

Trends are also indicating that smaller treatment plants will convert to drying technology as the ultimate solution to the challenge of safe sludge disposal. "I'm confident that Alfa Laval's presence in the international sludge treatment market will be further strengthened. Vandenbroek's drying technologies are second to none and they will fill the gap in our already extensive range of products and services in this market", added Mr. Richomme.

With an already dominant market position and extensive market coverage, Alfa Laval will now be able to offer a complete range of technologies to treat waste water sludge from heating to thickening to dewatering to drying.

The alliance with Vandenbroek is initially for a three-year period and will allow Alfa Laval to serve the growing market for small and medium sized drying equipment to customers on a global basis, while Vandenbroek will continue to handle large projects directly. Key markets for Alfa Laval sludge treatment solutions include Spain, the UK, Ireland, France, Germany, Holland, Belgium and the Nordics.

Alfa Laval has over forty years of practical experience with sludge treatment. Today, Alfa Laval is involved in the processing of municipal sludge from more than 200 million people. Alfa Laval sludge treatment solutions are used in more than 1,000 industrial applications globally.

"Alfa Laval has benefited from a continued positive trend within the environment technology field. The strategic alliance with Vandenbroek will generate new opportunities for us in a global market with significant growth potential", said Mr. Richomme.

**Editor's notes:**

**Alfa Laval** is a leading global provider of specialised products and engineering solutions.

Our equipment, systems and services are dedicated to assisting customers in optimising the performance of their processes. Time and time again.

We help them heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.

Our worldwide organisation works closely with customers in almost 100 countries to help them stay ahead.

Further information can be found at http://www.alfalaval.com

**Vandenbroek** has over fifty years experience in the design and manufacturing of rotating drum dryers for agricultural products. In 1969, Vandenbroek started the development of a drum dryer suitable for municipal and industrial waste water sludges. Vandenbroek has installed over 500 drying plants all over the world, including more than 20 sludge dryers.

Vandenbroek is part of the Grontmij Group, an engineering consultancy firm listed on the Amsterdam stock exchange.

Further information can be found at http://www.vadeb.nl/

**For more information please contact:**

**Mr. Yannick Richomme**
Executive Vice President, Alfa Laval Group
Tel: +45 3953 6000
Mobile: +33 6 21 02 82 03

**Mr. Peter Torstensson**
Vice President, Communications, Alfa Laval Group
Tel: +46 46 36 72 31
Mobile: +46 709 33 72 31
email: peter.torstensson@alfalaval.com

# NEWS RELEASE

18th March, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

## Alfa Laval enters into frame agreement with 5 leading European shipyards to supply oil separator modules

**Alfa Laval – world leader in centrifugal separation, heat transfer and fluid handling – today announced a supplier frame agreement with the Euroship group of 5 European shipyards to deliver fuel oil and lube oil separator modules**

The supplier frame agreement is made between Alfa Laval and Euroship, a group of European shipyards made up of Chantiers de l'Atlantique, Alstom Marine of France, Fincantieri S. p. A. of Italy, Howaldtswerke Deutsche Werft and Jos. L. Meyer Werft of Germany and Izar Construcciones Navales S. A. of Spain.

The frame agreement covers supplies of fuel oil and lube oil separator modules for the new constructions built at the Euroship yards. The aim is to co-ordinate standards between Alfa Laval and Euroship so that supplies can be specified and shipped according to agreed standards, thereby improving delivery times and lowering costs for all parties involved.

Svante Karlsson, Executive Vice President of the Alfa Laval Group, said: "This frame agreement marks an opportunity for Alfa Laval to develop a major line of business whilst the collaboration allows us to gain invaluable experience from a professional group of companies. The experience we gain from this agreement will not only be of benefit directly within the framework of the agreement, but will further improve our competitiveness in the global market with other clients in the shipbuilding industry."

With potential orders from the Euroship group under the agreement valued at 10 MEUR per year, the parties plan to extend the agreement beyond its December 2004 deadline. The parties also intend to increase the scope of the agreement - once it has proven itself of value - to other important Alfa Laval lines of business, including

The separator modules covered by the agreement are manufactured at Alfa Laval S.p.A. in Monza, Italy. They are assembled from parts and components also supplied by Alfa Laval Iberia S. A.

**Editor's notes:**

**Alfa Laval** is a leading global provider of specialised products and engineering solutions.

Our equipment, systems and services are dedicated to assisting customers in optimising the performance of their processes. Time and time again.

We help our customers to heat, cool, separate transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.

Our worldwide organisation works closely with customers in almost 100 countries to help them stay ahead.

Further information can be found at http://www.alfalaval.com/

**Euroship** is a collaborative group of leading European shipyards with the aim of improving processes and purchases. Euroship consists of:

Fincantieri – Cantieri Navali Italiani S.p.A., Trieste, Italy
Les Chantiers de l'Atlantique, ALSTOM Marine, St. Nazaire, France
Howaldtswerke Deutsche Werft, Kiel, Germany
Jos. L. Meyer Werft, Papenburg, Germany
Izar Construcciones Navales S.A., Madrid, Spain

**For further information please contact:**

Mr. Peter Carlberg
Manager Capital Sales, Marine & Diesel Equipment
Alfa Laval Tumba AB, Sweden
Tel: +46 8 530 65 425

Mr. Peter Torstensson
Vice President, Corporate Communications,
Alfa Laval Group
Tel: +46 46 36 72 31
Mobile: +46 709 33 72 31
Mail: peter.torstensson@alfalaval.com

# NEWS RELEASE

FOR CIRCULATION OUTSIDE THE U.S.

22nd March, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

## Alfa Laval Considers an Initial Public Offering

**Alfa Laval AB announced today that it is considering an initial public offering (IPO) and a listing on the Stockholm Exchange possibly as early as during 2002. Alfa Laval is currently owned by the Industri Kapital 2000 Fund, Tetra Laval and management.**

Alfa Laval is a leading global provider of specialized products and engineering solutions. The equipment, systems and services, based on the three key technologies Centrifugal Separation, Heat Transfer and Fluid Handling, are dedicated to assisting a wide-variety of industries in optimizing the performance of their processes. Alfa Laval helps its customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.

The company sells its products and services to over 20,000 customers in more than 100 countries. The first 9 months 2001, the company had net sales of approximately SEK 11,090 million and approximately 9,400 employees.

Credit Suisse First Boston and Enskilda Securities have been appointed as advisors to the company and the principal shareholders and will act as joint book-runners for an initial public offering in the event that a decision is taken to proceed with an IPO.

Further information about the Alfa Laval Group can be found at www.alfalaval.com.

**For further information please contact:**

Peter Torstensson
Vice President, Corporate Communications
Tel: +46 46 36 72 31
Mobile: +46 709 33 72 31
peter.torstensson@alfalaval.com

# NEWS RELEASE

12th April, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

## Lena Olving joins the board of directors of the Alfa Laval group

**During the annual general meeting of Alfa Laval AB on Monday, 8 April 2002, it was decided to increase the number of board directors, elected by the general meeting, from seven to eight, including the chairman. At the same time Lena Olving was elected new director of the board of Alfa Laval AB.**

Ms. Lena Olving is Senior Vice President of Volvo Car Corporation, responsible for Quality and is a member of the Volvo Car Management Team. Ms. Lena Olving has held various positions within the Volvo Car Corporation since 1980. Most recently she was President of Volvo Car Area Asia.

Ms. Lena Olving holds a Master of Science, Mechanical Engineering from Chalmers University of Technology, Gothenburg, Sweden.

Thomas Oldér is Chairman of the board of directors.

**Editor's notes:**
Alfa Laval is a leading global provider of specialised products and engineering solutions.

Our equipment, systems and services are dedicated to assisting customers in optimising the performance of their processes. Time and time again.

We help our customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.

Our worldwide organisation works closely with customers in almost 100 countries to help them stay ahead.

For further information about the Alfa Laval group please look at www.alfalaval.com
Photo on Ms. Lena Olving is available on www.alfalaval.com under the ticker "Press".

**For further information please contact:**
Peter Torstensson
Vice President, Corporate Communications
Alfa Laval AB
Tel: +46 46 36 72 31
Mobil: +46 709 33 72 31
peter.torstensson@alfalaval.com

**Subject:** Alfa Laval AB year-end report for 2001

# NEWS RELEASE

19th April, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

**Complete unaudited financial statements for the first quarter of 2002 are not yet available. The following statement is based on selected financial data available as of the date of this news release.**

## Alfa Laval – recent development in the first quarter of 2002[(1)]

**Swedish multi-national provider of specialized process engineering solutions and equipment Alfa Laval – a world leader in centrifugal separation, heat transfer and fluid handling – has reported its preliminary selected financial information today.**

- Adjusted EBITA[(2)] in absolute terms for Q1 2002 expected to be in line with that for Q1 2001.
- Adjusted EBITA[(2)] margin for Q1 2002 is expected to be in line with the 11% achieved in full year 2001 and higher than the 10.6% achieved in Q1 2001.
- Sales decreased by approximately 5% to MSEK 3,265 (MSEK 3,452). Excluding divested activities and on a constant exchange rate basis, sales decreased by 2% to MSEK 3,265 (MSEK 3,348).
- Orders received decreased by approximately 11% to MSEK 3,681 (MSEK 4,118). Excluding divested activities and on a constant exchange rate basis, orders received decreased by 9% to MSEK 3,681 (MSEK 4,034).

Business in Q1 2002 has so far been impacted by economic climate, especially affecting order intake. Important factors impacting the performance in the first quarter are that fewer larger orders were finalised and also that Easter holiday was in March rather than in April. Most importantly, our restructuring and productivity improvement programme, Beyond Expectations, is reflected in our improved Adjusted EBITA margins.

(1) This release is pursuant to U.S. reporting obligations in respect of Alfa Laval's subsidiaries, Alfa Laval Special Finance AB and Alfa Laval Credit Finance AB. Alfa Laval Special Finance AB is the issuer of €220 million 12⅛% senior notes due 2010, guaranteed on a senior subordinated basis by Alfa Laval Credit Finance AB. Both Alfa Laval Special Finance and Alfa Laval Credit Finance file reports and other information with the United States Securities and Exchange Commission.

**Subject:** Alfa Laval – recent development in the first quarter of 2002

**Editor's notes:**

Alfa Laval is a leading global provider of specialised products and engineering solutions.

Our equipment, systems and services are dedicated to assisting customers in optimising the performance of their processes. Time and time again.

We help our customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.

Our worldwide organisation works closely with customers in almost 100 countries to help them stay ahead.

Further information can be found at www.alfalaval.com

**For further information please contact:**

Peter Torstensson
Vice President, Corporate Communications
Tel: +46 46 36 72 31
Mobil: +46 709 33 72 31
peter.torstensson@alfalaval.com

Thomas Thuresson
Executive Vice President, CFO
Tel: +46 46 36 70 00
thomas.thuresson@alfalaval.com

# NEWS RELEASE

Lund, Sweden – May 24, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

## Alfa Laval to redeem up 35% of its Senior Notes

Alfa Laval AB ("Alfa Laval" or the "Company") has announced that it intends to redeem 35% of its outstanding 12.125% Senior Notes due 2010 (the "Notes") on June 24, 2002 (the "Redemption Date"), pursuant to Section 3.01(b) of the Indenture dated as of November 9, 2000 between Alfa Laval Special Finance AB, Alfa Laval Credit Finance AB and The Bank of New York, as Trustee (the "Indenture"). The Trustee, in compliance with the requirements of the Luxembourg Stock Exchange, shall determine which Notes shall be called for redemption.

The Notes shall be redeemed at a price equal to 112.125% of the principal amount of such Notes, plus accrued and unpaid interest thereon (the "Redemption Price"). Receipt of the Redemption Price is conditioned upon surrender of the Notes to The Bank of New York, the Paying Agent. The Paying Agent is located at One Canada Square, London E14 5AL, United Kingdom.

Unless the Company defaults in paying the Redemption Price to holders of Notes called for redemption, interest on such Notes shall cease to accrue on and after the Redemption Date. Thereupon, the only remaining right of holders of Notes called for redemption shall be the receipt of the Redemption Price plus accrued interest up to the Redemption Date.

In the event of a partial redemption of any of the Notes called for redemption, a new note reflecting the unredeemed portion of the principal amount of such Note shall be issued. Thereupon, the Paying Agent shall endorse schedule A to each of the global notes surrendered for redemption to reflect the decrease in principal amount resulting from such redemption. If any Note contains an ISIN number or Common Code, as provided in Section 2.12 of the Indenture, no representation is made herein as to the correctness of the ISIN number or Common Code as printed on the Notes. Holders of notes called for redemption may only rely upon the other identification numbers printed on the Notes for verification of the correctness of such ISIN number or Common Code.

By: THE BANK OF NEW YORK
*as Paying Agent*

**Subject:** Alfa Laval to redeem up 35% of its Senior Notes

**Editor's notes:**

Alfa Laval is a leading global provider of specialised process engineering solutions and equipment.

Our products, systems and services are dedicated to assisting customers in optimising the performance of their processes.

We help our customers to heat, cool, separate and transport fluids such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.

Through our global organisation, we serve over 20,000 customers in over 100 countries.

Alfa Laval is listed on the Stockholm Exchange and has an annual sales of approximately SEK 16 billion with about 9,200 employees.
Further information can be found at www.alfalaval.com

**For further information please contact:**

Peter Torstensson
Vice President, Corporate Communications
Tel: +46 46 36 70 00
Mobil: +46 709 33 72 31
peter.torstensson@alfalaval.com

16

# NEWS RELEASE

18th June 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

# Alfa Laval launches marine e-commerce initiative

**Alfa Laval launched today, together with leading marine industry suppliers and Cap Gemini Ernst & Young, the first complete infrastructure for e-commerce in the global marine industry. This initiative is named Marine Technical Services (MTS) and will provide a common communication platform and meeting point for suppliers and buyers in the entire value chain of the marine industry, providing balanced benefits for marine ship operators and suppliers of products to the marine industry.**

- MTS will contribute to the development of one of the world's biggest industries, says Mr. Svante Karlsson, Executive Vice President of the Alfa Laval Group. As one of the leading suppliers to this industry, it is obvious for us to take an active part in the process of rendering the industry more efficient.

Alfa Laval and marine supplier Unitor have together with CGE&Y partnered with e-commerce enabler e4marine and created MTS as a neutral entity to focus on the marine industry as a whole and to provide total business solutions to cover both the supply and the purchase of goods.

The initiative is supported by a wide group of ship owners, operators and suppliers. The global ship power supplier Wärtsilä has recently completed a full integration solution that enables seamless quality transactions from ship to Wärtsilä´s backoffice, utilising MTS products.

Over the last years many ship owners and managers have recognised the need of an efficient e-business enabler to allow them to streamline their systems. According to the Norwegian School of Management[1)], a common communication platform could deliver 50 per cent transaction cost savings on the buyer's side and 24 per cent on the supply side.

- MTS is making it easier to do business for both buyers and sellers, says Mr. Svante Karlsson. Until now, this kind of infrastructure has not been available to the marine market. Every transaction has involved hours of e-mailing, faxing, phoning and administrative routines. MTS will lower the transaction costs for both sellers and buyers.

1) Ref.: Analysis carried out by the Norwegian School of Management, E-commerce in the Maritime Industry, June 2001.

**Subject:** Alfa Laval launches marine e-commerce initiative

The objective of the initiative is to make marine e-commerce a simple, secure and cost efficient process with major benefits including improved transaction quality, greater data and pricing accuracy, enhanced product information availability and faster order processing and confirmation. It will enable an efficient and streamlined flow of transactions between organisations and their ERP-systems (Enterprise Resources Planning systems) with full visibility of order status and tracking through the supply chain. Moreover, the initiative improves the efficiency into procurement and marine supplies by providing a one-stop-shop.

MTS is likely to be the only company in the marine industry with the potential to deliver such balanced benefits. Its founding partnership of suppliers, technology providers and enablers are committed to further extend, develop and build MTS as the standard for e-commerce. MTS will actively encourage members from a wide range of marine suppliers as well as ship owners, ship operators and managers. In addition to the Wärtsilä integration, MTS expects to announce very soon the interest of other major suppliers and buyers in joining the MTS initiative.

**Editor's notes:**
Alfa Laval is a leading global provider of specialized products and engineering solutions. Our equipment, systems and services are dedicated to assisting customers in optimizing the performance of their processes. Time and time again.
We help our customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.
Our worldwide organization works closely with customers in almost 100 countries to help them stay ahead.

Further information can be found at www.alfalaval.com

**For further information please contact:**

Peter Torstensson
Vice President, Communications
Alfa Laval Group
Tel: +46 46 36 72 31
Mobile: +46 709 33 72 31
peter.torstensson@alfalaval.com

Richard Kelly
Vice President, Equipment Division
Alfa Laval
Tel: +46 8 53 06 55 64
Mobile: +46 708 19 55 64
richard.kelly@alfalaval.com

18

# NEWS RELEASE

Lund, Sweden – July 3, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

## Alfa Laval completes redemption of 35% of its Senior Notes

Alfa Laval AB ("Alfa Laval" or the "Company") has announced that it successfully completed the redemption of 35% of its outstanding 12.125% Senior Notes due 2010 (the "Notes") on June 24, 2002. Such redemption was conducted in accordance with the provisions of the Indenture dated as of November 9, 2000 between Alfa Laval Special Finance AB, the issuer of the Notes, Alfa Laval Credit Finance AB, the guarantor of the Notes, and The Bank of New York, as trustee (the "Indenture"). In accordance with the provisions of the Indenture, the Company used a portion of the net proceeds of its recently completed initial public offering on the Stockholm Exchange to redeem 35% of the Notes at a redemption price equal to 112.125% of the principal amount of the Notes, plus accrued and unpaid interest since the date of its most recent interest payment (May 15, 2002). As a result, the Company paid a total of €87,347,677.08, which consisted of a principal payment of €77,000,000, accrued and unpaid interest of €1,011,427.08 and a redemption premium of €9,336,250.

**Editor's notes:**
Alfa Laval is a leading global provider of specialised process engineering solutions and equipment.
Our products, systems and services are dedicated to assisting customers in optimising the performance of their processes.
We help our customers to heat, cool, separate and transport fluids such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.
Through our global organisation, we serve over 20,000 customers in over 100 countries.

Alfa Laval is listed on the Stockholm Exchange and has an annual sales of approximately SEK 16 billion with about 9,200 employees.
Further information can be found at www.alfalaval.com

19



**Subject:** Alfa Laval completes redemption of 35% of its Senior Notes

**For further information please contact:**
Peter Torstensson
Vice President, Corporate Communications
Tel: +46 46 36 70 00
Mobil: +46 709 33 72 31
peter.torstensson@alfalaval.com

# NEWS RELEASE

Lund, Sweden – July 4, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

## Alfa Laval and Haldex discuss united activities to solve the cleaning of crankcase gases.

**The two Swedish multi-national companies Alfa Laval and Haldex announced today that they have started joint technical and *commercial investigations around the opportunity to unite their* knowledge and resources – to clean crankcase gases from diesel engines, which will become an increasing demand as regulations are expected to become tougher. The intention is to combine the innovative use of Alfa Laval's separation technology with the Haldex manufacturing and marketing strength to target an annual estimated market potential of about SEK 1 billion in Europe and the US.**

Mr. Sigge Haraldsson, President and CEO of the Alfa Laval group, commented on the initiative to discuss cross border activities with Haldex and the market potential:
"Future demands for cleaner air will require manufacturers of diesel engines - truck and bus engines, construction machinery engines and engines for electric and marine applications – to clean also the crankcase gas that is ventilated from engines. We have succeeded in developing a conceptual solution, based on our proven separation technology, that will enable them to perform crankcase gas ventilation practically without external pollution."

Regulations that require crankcase gases to be cleaned are under discussion in Europe as well as in the US and are expected to be implemented in the next few years since total engine emission, not only tailpipe emission, is coming more and more into focus.

The global yearly production of diesel engines, in the sizes 5-16 litres, is approximately 2.5 million engines. For commercial vehicles in Europe and the US the output is approximately 1.2 million engines – 7 manufacturers represent a major part of that volume.

Mr. Haraldsson continues: "We have identified the need and developed a solution. With our expertise in separation technology we need a partner with expertise in the vehicle industry in order to develop the market approach and to bring this revolutionary new solution to the market. I believe that Haldex is that partner. Our combined objective is clear – to offer diesel engine manufacturers a simple, lasting and cost efficient way of eliminating the pollution that stems from crankcase gases."

**Subject:** Alfa Laval and Haldex discuss united activities to solve the cleaning of crankcase gases.

Mr. Claes Warnander, President and CEO of the Haldex group comments: " I look upon Alfa Laval's initiative as an exciting opportunity for us to further strengthen our present position as supplier to engine manufacturers. Haldex has a strong marketing and distribution platform for the vehicle industry and a long tradition in providing innovative solutions to enhance vehicle performance and safety. We can also contribute with extensive experience in volume production with the relevant management systems and certifications for the vehicle industry. Jointly with Alfa Laval, we are well positioned to bring an outstanding solution for crankcase gas cleaning to the market".

**Editor's notes:**

- **Alfa Laval** is a leading global provider of specialized products and engineering solutions.
  Our equipment, systems and services are dedicated to assisting customers in optimizing the performance of their processes. Time and time again.
  We help our customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.
  Our worldwide organization works closely with customers in almost 100 countries to help them stay ahead.

  Alfa Laval is listed on the Stockholm Exchange and has an annual sales of approximately SEK 16 billion with about 9,200 employees.
  Further information can be found at www.alfalaval.com

- **Haldex** is an innovator of vehicle technology. We provide propriatory solutions in areas related to the vehicle's dynamics, performance, safety and fuel efficiency. Our systems and products are provided to manufacturers of trucks, cars, industrial vehicles and engines on a global basis.

  Haldex is listed on the Stockholm Exchange and has an annual sales of almost SEK 7 billion with 4,100 employees.
  Further information can be found at www.haldex.com

**For further information please contact:**

Peter Torstensson
Vice President, Communications
Alfa Laval Group
Tel: +46 46 36 72 31
Mobile: +46 709 33 72 31
peter.torstensson@alfalaval.com

Claes Warnander
President and CEO
Haldex Group
Tel: +46 8 67 87 270
Mobile: +46 705 65 85 05
claes.warnander@haldex.com

22

# NEWS RELEASE

Lund, Sweden – August 1, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

## Alfa Laval divest off its "Hetland" product range.

**Swedish multi-national provider of specialized process engineering solutions and equipment Alfa Laval – a world leader in centrifugal separation, heat transfer and fluid handling – announced today that they divest off its "Hetland" product range including connected engineering capacity to the Danish company Atlas-Stord A/S, effective from today August 1st.**

The "Hetland" product range dedicated to serve the industrial processing of fishmeal; This includes coagulators, strainers, presses, tubular evaporators, dryers and meal coolers and the engineering department located in Bryne, Norway has been linked to Alfa Laval's Market Unit Protein Technology, within the Food Technology Segment.

The order value for the "Hetland" product range during 2001 was about 7 MEUR.

The main geographical areas for fishmeal processing are the pacific coast of South America and Scandinavia. The trend in recent years has been one of reduced investments due to the instability caused by El Niño, revised dioxin limits and restrictive quotas. A consolidation of the industry with closing of plants and capacity has been an effect, and consequently a reduced incentive to invest. For Atlas-Stord, there are however opportunities to take advantage of the engineering competence and product range, within fields not applicable to Alfa Laval.

Mr. Yannick Richomme, Executive Vice President of the Alfa Laval group and head of the Process Technology Division, commented on the decision to divest off the "Hetland" product range:
"The decision to divest off the "Hetland" product range has been taken as part of our new strategy for our activities within the market unit Protein Technology - to improve profitability by focusing on Alfa Laval core components to the industrial fish segment. It will further support Alfa Laval's growth strategy by allocating resources to the area of edible by-product processing from the fish and meat industry, where new plant modules and systems based on Alfa Laval core components will be introduced."

Mr. Richomme continues: "The new strategy in brief is based on a more narrow focus with an improved support structure to better penetrate the market with Alfa Laval's most competitive products. Protein Technology will re-launch the product portfolio in targeted

**Subject:** Alfa Laval divest off its "Hetland" product range.

**Editor's notes:**

Alfa Laval is a leading global provider of specialized products and engineering solutions.
Our equipment, systems and services are dedicated to assisting customers in optimizing the performance of their processes. Time and time again.
We help our customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.
Our worldwide organization works closely with customers in almost 100 countries to help them stay ahead.

Alfa Laval is listed on the Stockholm Exchange and has annual sales of approximately SEK 16 billion with about 9,200 employees.

Further information can be found at www.alfalaval.com

**For further information please contact:**

Peter Torstensson
*Vice President, Communications*
Alfa Laval Group
Phone: +46 46 36 72 31
Mobile: +46 709 33 72 31
peter.torstensson@alfalaval.com

Yannick Richomme
*Executive Vice President*
Alfa Laval Group
Phone: +45 39 53 60 00
Mobile: +33 29 75 22 703
yannick.richomme@alfalaval.com

Frode Lemvik
Market Unit Manager, Protein Technology
Alfa Laval
Phone: +45 39 53 62 66
Mobile: +45 24 82 27 40
frode.lemvik@alfalaval.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

**Alfa Laval Special Finance AB**

Date: August 30, 2002

By: ______________________
Thomas Thuresson